Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 52
DATED FEBRUARY 16, 2005
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 52 to you in order to supplement our prospectus. This supplement updates information in the "Conflicts of Interest", "Management", "Investment Objectives and Policies", "Real Property Investments", "Summary of Our Organizational Documents" and "Plan of Distribution" sections of our prospectus. This Supplement No. 52 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 51 dated February 8, 2005, Supplement No. 50 dated February 1, 2005, Supplement No. 49 dated January 25, 2005, Supplement No. 48 dated January 11, 2005, Supplement No. 47 dated January 4, 2005, Supplement No. 46 dated December 29, 2004, Supplement No. 45 dated December 21, 2004, and Supplement No. 44 dated December 16, 2004, (Supplement No. 44 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 16, 2004), and must be read in conjunction with our prospectus.

Conflicts of Interest

The third and fourth paragraphs under this heading which starts on page 36 of our prospectus is superceded in the entirety to read as follows:

On February 11, 2005, a new property acquisition agreement was entered into between Inland Real Estate Acquisitions, Inc. ("Acquisitions"), Inland Western Retail Real Estate Advisory Services, Inc. ("the Advisor"), and us. The property acquisition agreement grants us an exclusive right of first refusal to acquire each and every Subject Property, as defined in the agreement. A Subject Property is defined as any retail facility, mixed-use property, or a single-user property identified by Acquisitions and located within our market area. Our market area is defined in the agreement as the geographic area located west of the Mississippi in the continental United States but excluding the portion of the geographic area within a four hundred (400) mile radius of Oak Brook, Illinois.

Acquisitions are owned by The Inland Group, and we are sponsored by Inland Real Estate Investment Corporation. Inland Real Estate Investment Corporation and the Advisor are owned by The Inland Group.

The property acquisitions agreement previously entered into by the parties dated September 18, 2003 has been terminated accordingly. The new property acquisition agreement is filed as an exhibit to the registration statement of which the prospectus is a part and is incorporated into this filing in its entirety.

Management

The discussion under this section on "Our Advisory Agreement" which starts on page 73 of our prospectus has been modified to include the following sixteenth paragraph:

On February 11, 2005, a new property acquisition agreement was entered into between Inland Real Estate Acquisitions, Inc. ("Acquisitions"), Inland Western Retail Real Estate Advisory Services, Inc. ("the Advisor"), and us. The property acquisition agreement grants us an exclusive right of first refusal to acquire each and every Subject Property, as defined in the agreement. A Subject Property is defined as any retail facility, mixed-use property, or a single-user property identified by Acquisitions and located within our market area. Our market area is defined in the agreement as the geographic area located west of the Mississippi in the continental United States but excluding the portion of the geographic area within a four hundred (400) mile radius of Oak Brook, Illinois.

Acquisitions are owned by The Inland Group, and we are sponsored by Inland Real Estate Investment Corporation. Inland Real Estate Investment Corporation and the Advisor are owned by The Inland Group.

The property acquisitions agreement previously entered into by the parties dated September 18, 2003 has been terminated accordingly. The new property acquisition agreement is filed as an exhibit to the registration statement of which the prospectus is a part and is incorporated into this filing in its entirety.

Investment Objectives and Policies

The discussion under this section on "Property Acquisition Standards", which starts on page 89 of our prospectus has been modified to include the following fourth paragraph:

On February 11, 2005, a new property acquisition agreement was entered into between Inland Real Estate Acquisitions, Inc. ("Acquisitions"), Inland Western Retail Real Estate Advisory Services, Inc. ("the Advisor"), and us. The property acquisition agreement grants us an exclusive right of first refusal to acquire each and every Subject Property, as defined in the agreement. A Subject Property is defined as any retail facility, mixed-use property, or a single-user property identified by Acquisitions and located within our market area. Our market area is defined in the agreement as the geographic area located west of the Mississippi in the continental United States but excluding the portion of the geographic area within a four hundred (400) mile radius of Oak Brook, Illinois.

Acquisitions is owned by The Inland Group, and we are sponsored by Inland Real Estate Investment Corporation. Inland Real Estate Investment Corporation and the Advisor are owned by The Inland Group.

The property acquisitions agreement previously entered into by the parties dated September 18, 2003 has been terminated accordingly. The new property acquisition agreement is filed as an exhibit to the registration statement of which the prospectus is a part and is incorporated into this filing in its entirety.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Holliday Towne Center, Duncansville, Pennsylvania

On February 11, 2005, we purchased an existing shopping center known as Holliday Towne Center, containing 83,122 of gross leasable square feet. The center is located at 1264 Old Route 22 in Duncansville, Pennsylvania.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $14,727,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $177 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Martin's Food, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate	% of Total	Per Square
	GLA Leased	Phase I	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Martin's Food	54,322	65	15.70	11/03	10/23

For federal income tax purposes, the depreciable basis in this property will be approximately $11,045,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Holliday Towne Center was built in 2003. As of February 1, 2005, this property was 85% occupied, with a total of 70,322 square feet leased to eight tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
FlexCheck	1,200	12/07	16,800	14.00
H&R Block	1,200	04/08	15,600	13.00
Movie Gallery	4,000	11/08	52,000	13.00
Holiday Hair	1,200	11/08	25,200	21.00
Fox's Pizza Den	1,600	11/09	22,400	14.00
Isabella's Hallmark	3,600	12/09	43,200	12.00
STS Tanning	3,200	01/11	38,656	12.08
Martin's Food	54,322	10/23	852,855	15.70

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Village at Quail Springs, Oklahoma City, Oklahoma

On February 9, 2005, we purchased a freestanding retail building known as Village at Quail Springs, containing 100,671 of gross leasable square feet. The center is located at 2201 West Memorial Road in Oklahoma City, Oklahoma.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $10,450,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $104 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Best Buy and Gordmans lease 100% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
				Base Rent
	Approximate			Per Square
	GLA Leased	% of Total	Renewal	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Options	Annum ($)	Beginning	To

Best Buy	45,545	45	3/5 yr.	5.75	11/04	01/15

Gordmans	55,126	55	4/5 yr.	9.10	10/03	01/14

For federal income tax purposes, the depreciable basis in this property will be approximately $7,838,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Summary of Our Organizational Documents

The discussion under this heading, which starts on page 123 of our prospectus is modified to add a third paragraph as follows:

On February 10, 2005, our Board of Directors approved the second amended and restated bylaws, which was effective as of that date. The bylaws were amended and restated to include the right of the majority of outstanding shares having the ability to vote to amend the articles, terminate our Company or remove any member of our Board of Directors. The bylaws were additionally amended to not allow any shares held by the business manager/advisor or the Board of Directors, and any affiliates the right to vote or consent on matters submitted to the shareholders regarding the removal of the business manager/advisor, Board of Directors or any affiliate or any transaction between us and any of the above referenced affiliated shareholders. The second amended and restated bylaws of Inland Western Retail Real Estate Trust, Inc., is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated into this filing in its entirety.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offerings as of February 11, 2005:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)
From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	244,606,543	2,445,980,943	255,850,524	2,190,130,419

Our second offering dated December 21, 2004	997,834	9,978,343	979,820	8,998,523

Shares sold pursuant to our distribution reinvestment program	4,404,877	41,846,329	-	41,846,329

Shares repurchased pursuant to our share repurchase program	(71,893)	(665,006)	-	(665,006)

	249,957,361	2,497,340,609	256,830,344	2,240,510,265

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.